SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

NTS Realty Holdings Limited Partnership
(Name of the Issuer)

NTS Realty Holdings Limited Partnership
NTS Realty Capital, Inc.
NTS Merger Parent, LLC
NTS Merger Sub, LLC
J.D. Nichols
Brian F. Lavin
(Names of Persons Filing Statement)

Limited Partnership Units
(Title of Class of Securities)

629422106
(CUSIP Number of Class of Securities)

Gregory A. Wells
Executive Vice President and CFO of
NTS Realty Capital, Inc., Managing General Partner of
NTS Realty Holdings Limited Partnership
600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(502) 426-4800
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Stephen H. Miller	**Cezar M. Froelich, Esq.**	**C. Craig Bradley, Jr.**
Fore, Miller & Schwartz	**Taft Stettinius & Hollister LLP**	**Joseph M. Ruschell**
200 South Fifth Street,	**111 East Wacker Drive, Suite 2800**	**Stites & Harbison, PLLC**
Suite 700 North	**Chicago, Illinois 60601**	**400 West Market Street,**
Louisville, Kentucky 40202	**(312) 836-4002**	**Suite 1800**
(502) 589-5250		**Louisville, Kentucky 40202**
		(502) 587-3400

This statement is filed in connection with (check the appropriate box):

a. ☒   The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3 (c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b. ¨   The filing of a registration statement under the Securities Act of 1933.

c. ¨   A tender offer.

d. ¨   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ✕

Check the following box if the filing is a final amendment reporting the results of the transaction: ¨

Calculation of Filing Fee

Transaction Valuation: $39,916,997*	Amount of Filing Fee: $5,141.31

*As of February 28, 2014, there were (i) 4,229,421 limited partnership units of NTS Realty Holdings Limited Partnership outstanding that were owned by unitholders other than the Nichols and Lavin Limited Partners (as defined herein) and (ii) deferred compensation represented by 85,930 phantom units held by non-employee directors of the managing general partner of NTS Realty Holdings Limited Partnership, which deferred compensation will be payable to the non-employee directors in the form of limited partnership units immediately prior to the closing of the merger.

Total consideration of $39,916,997 was determined based upon the sum of (i) the product of the per unit merger consideration of $7.50 plus a pro rata share of a settlement fund of $7,401,487 (representing settlement consideration of $1.75 per unit for each unit proposed to be converted into the right to receive merger consideration) and 4,229,421, the aggregate number of units proposed to be converted into the right to receive merger consideration and (ii) $794,852.50 expected to be paid in connection with the payment of deferred compensation to the non-employee directors of the managing general partner of NTS Realty Holdings Limited Partnership.

In accordance with Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013 and revised October 2013, the filing fee was determined by multiplying 0.0001288 by the total consideration.

✕   Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,141.31
Form or Registration No.:   Preliminary Information Statement on Schedule 14C
Filing Party: NTS Realty Holdings Limited Partnership
Date Filed: March 17, 2014

This Transaction Statement on Schedule 13E-3 (this "**Schedule 13E-3**") is being filed by NTS Realty Holdings Limited Partnership, a Delaware limited partnership ("**NLP**"), NTS Realty Capital, Inc., a Delaware corporation and the managing general partner of NLP ("**Realty Capital**"), NTS Merger Parent, LLC, a Delaware limited liability company and affiliate of J.D. Nichols and Brian F. Lavin ("**Parent**"), NTS Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent ("**Merger Sub**"), Mr. J.D. Nichols, Chairman of Realty Capital, and Mr. Brian F. Lavin, President and Chief Executive Officer of Realty Capital, in connection with the Agreement and Plan of Merger, dated February 25, 2014, among Parent, Merger Sub, Realty Capital and NLP (the "**Merger Agreement**," and the transactions set forth therein, the "**Merger**").

The Merger is being undertaken in accordance with the terms of that certain Stipulation and Agreement of Compromise, Settlement and Release dated as of February 4, 2014 (the "**Settlement Agreement**") entered into in the matter *Stephen J. Dannis, et al. v. J.D. Nichols, et al.*, Case No. 13-CI-00452, pending in Jefferson County Circuit Court of the Commonwealth of Kentucky (the "**Court**"). The Court granted is preliminary approval of the Settlement Agreement on February 5, 2014. Completion of the Merger is conditioned upon, among other things, the Court holding a final fairness settlement hearing and issuing its final approval of the Settlement Agreement.

If the Merger is completed, then each outstanding limited partnership unit (a "**Unit**") of NLP (other than Units that are owned by the Nichols and Lavin Limited Partners, as defined below) will be converted into the right to receive, in cash, consideration (such per Unit consideration referred to as the "**Merger Consideration**") equal to: (i) $7.50 per Unit (the "**Original Merger Consideration**") plus (ii) a pro rata share of a settlement fund (the "**Settlement Fund**") of $7,401,487 (representing settlement consideration of $1.75 per Unit) less fees and expenses of plaintiffs' counsel and an incentive award, if any, payable to the named plaintiffs in the case, as awarded by the Court (such per Unit net share of the Settlement Fund is the "**Net Settlement Payment**"). Upon consummation of the Merger, Merger Sub will merge with and into NLP, with NLP being the surviving entity (the "**Surviving Entity**") and all of the outstanding membership interests of Merger Sub will be automatically cancelled and shall cease to exist.

Additionally, in connection with the Merger, the compensation deferred by each non-employee member of the Board of Directors of Realty Capital and represented by "phantom units" issued pursuant to the Realty Capital Directors Deferred Compensation Plan will be issued to such non-employee member of the Board of Directors as Units and will be converted automatically into and thereafter represent the right to receive the Merger Consideration. All deferred compensation issued pursuant to the Realty Capital Officers Deferred Equity Bonus Plan that is outstanding as of the effective time of the Merger will remain outstanding in accordance with its terms.

Concurrently with the filing of this Schedule 13E-3, NLP is filing an Information Statement (the "**Information Statement**") pursuant to Regulation 14(c) promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), relating to the Merger. The information set forth in the Information Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the annexes thereto.

All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Information Statement concerning NLP has been supplied by NLP. All information in this Schedule 13E-3 and/or the Information Statement concerning each other Filing Person has been supplied by such Filing Person. All information in, or incorporated by reference in, this Schedule 13E-3 by reference to the Information Statement is hereby incorporated by reference to the extent related to the Settlement Agreement, the Merger Agreement and the Merger.

ITEM 1.   SUMMARY TERM SHEET.

Regulation M-A Item 1001

> *Summary Term Sheet.* The information set forth under the caption "SUMMARY TERM SHEET" in the Information Statement is incorporated herein by reference.

ITEM 2.   **SUBJECT COMPANY INFORMATION.**

Regulation M-A Item 1002

(a)   *Name and Address*. The name of the subject company is NTS Realty Holdings Limited Partnership, a Delaware limited partnership with principal executive offices at 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222. Its telephone number is (502) 426-4800.

(b)   *Securities*. The class of securities to which this Schedule 13E-3 relates is limited partnership units of NLP of which 11,095,274 were issued and outstanding as of March 13, 2014.

(c)   *Trading Market and Price*. The information set forth under the caption "UNIT MARKET PRICE AND DISTRIBUTION INFORMATION – Unit Price Information" in the Information Statement is incorporated herein by reference.

(d)   *Dividends*. The information set forth under the caption "UNIT MARKET PRICE AND DISTRIBUTION INFORMATION – Distribution Information" in the Information Statement is incorporated herein by reference.

(e)   *Prior Public Offerings*. There have been no underwritten public offerings of limited partnership units of NLP in the last three years.

(f)   *Prior Stock Purchases*. The information set forth under the caption "CERTAIN PURCHASES AND SALES OF UNITS" in the Information Statement is incorporated herein by reference.

ITEM 3.   **IDENTITY AND BACKGROUND OF FILING PERSON.**

Regulation M-A Item 1003

(a)–(b) *Name and Address; Business and Background of Entities*. The information set forth under the captions "DIRECTORS AND EXECUTIVE OFFICERS OF MANAGING GP" and "INFORMATION CONCERNING THE PARENT PARTIES AND NTS REALTY PARTNERS, LLC" in the Information Statement is incorporated herein by reference.

(c)   *Business and Background of Natural Persons*. The information set forth under the caption "DIRECTORS AND EXECUTIVE OFFICERS OF MANAGING GP" in the Information Statement is incorporated herein by reference.

ITEM 4.   **TERMS OF THE TRANSACTION.**

Regulation M-A Item 1004

(a)   *Material Terms*. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "SPECIAL FACTORS"

"THE SETTLEMENT AGREEMENT"

"THE MERGER AGREEMENT"

"ANNEX A: MERGER AND PLAN OF MERGER DATED AS OF FEBRUARY 25, 2014" and

"ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014"

(c)   *Different Terms.* The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Effects of the Merger"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger"

"SPECIAL FACTORS — Structure and Steps of the Merger"

"SPECIAL FACTORS — Provisions for Unaffiliated Security Holders"

"THE MERGER AGREEMENT—Effect of the Merger on the Units and Certain Other Securities of NLP and Merger Sub" and

"THE MERGER AGREEMENT—Other Covenants and Agreements—Indemnification and Insurance"

(d)   *Appraisal Rights.* The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET" and

"SPECIAL FACTORS — Appraisal Rights of Unitholders"

(e)   *Provisions For Unaffiliated Security Holders*. The information set forth under the caption "SPECIAL FACTORS—Provisions for Unaffiliated Holders" in the Information Statement is incorporated herein by reference.

(f)   *Eligibility for Listing or Trading*. Not applicable.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005

(a)   *Transactions*. None.

(b)   *Significant Corporate Events*. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Recommendation of the Board of Directors"

"SPECIAL FACTORS — Reasons for the Recommendation of the Board of Directors"

"SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger"

"SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger"

"SPECIAL FACTORS — Effects of the Merger"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger"

"SPECIAL FACTORS — Structure and Steps of the Merger"

"SPECIAL FACTORS — Financing of the Merger"

"THE MERGER AGREEMENT"

"THE SETTLEMENT AGREEMENT"

"ANNEX A: MERGER AND PLAN OF MERGER DATED AS OF FEBRUARY 25, 2014" and

"ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014"

(c)   *Negotiations or Contacts*. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Recommendation of the Board of Directors"

"SPECIAL FACTORS — Reasons for the Recommendation of the Board of Directors"

"SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger"

"SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger"

"SPECIAL FACTORS — Effects of the Merger"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger"

"SPECIAL FACTORS — Structure and Steps of the Merger"

"THE SETTLEMENT AGREEMENT"

"THE MERGER AGREEMENT"

"ANNEX A: MERGER AND PLAN OF MERGER DATED AS OF FEBRUARY 25, 2014" and

"ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014"

(e)   *Agreements Involving the Subject Company's Securities.* The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger" and

"SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT"

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)   *Use of Securities Acquired.* The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Effects of the Merger"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger"

"SPECIAL FACTORS — Structure and Steps of the Merger"

"THE MERGER AGREEMENT — Effect of the Merger on the Units and Certain Other Securities of NLP and Merger Sub" and

"ANNEX A: MERGER AND PLAN OF MERGER DATED AS OF FEBRUARY 25, 2014"

(c)(1)–(8) *Plans.* The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger"

"SPECIAL FACTORS — Plans for NLP after the Merger"

"SPECIAL FACTORS — Effects of the Merger"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger"

"SPECIAL FACTORS — Structure and Steps of the Merger"

"SPECIAL FACTORS — Financing of the Merger"

"THE MERGER AGREEMENT" and

"ANNEX A: MERGER AND PLAN OF MERGER DATED AS OF FEBRUARY 25, 2014"

ITEM 7.   **PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.**

Regulation M-A Item 1013

(a)   *Purposes.* The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Recommendation of the Board of Directors"

"SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors"

"SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger"

"SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger"

"SPECIAL FACTORS — Effects of the Merger" and

"THE SETTLEMENT AGREEMENT — Purpose of the Settlement Agreement"

(b)   *Alternatives.* The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Recommendation of the Board of Directors"

"SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors"

"SPECIAL FACTORS — Opinion of Financial Advisor"

"SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger"

"SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger"

"SPECIAL FACTORS — Effects of the Merger" and

""THE SETTLEMENT AGREEMENT" — Purpose of the Settlement Agreement"

(c)   *Reasons*. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Recommendation of the Board of Directors"

"SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors"

"SPECIAL FACTORS — Opinion of Financial Advisor"

"SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger"

"SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger"

"THE SETTLEMENT AGREEMENT" and

"ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014"

(d)   *Effects.* The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger"

"SPECIAL FACTORS — Plans for NLP after the Merger"

"SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger"

"SPECIAL FACTORS — Effects of the Merger"

"SPECIAL FACTORS — Effects of the Merger on NLP's Net Book Value and Net Income"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger"

"SPECIAL FACTORS — Material United States Federal Income Tax Consequences"

"SPECIAL FACTORS — Structure and Steps of the Merger"

"SPECIAL FACTORS — Provisions for Unaffiliated Holders"

"THE SETTLEMENT AGREEMENT"

"THE MERGER AGREEMENT"

"ANNEX A: MERGER AND PLAN OF MERGER DATED AS OF FEBRUARY 25, 2014" and

"ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014"

ITEM 8.   FAIRNESS OF THE TRANSACTION.

Regulation M-A Item 1014

(a)–(b) *Fairness; Factors Considered in Determining Fairness*. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Recommendation of the Board of Directors"

"SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors"

"SPECIAL FACTORS — Opinion of Financial Advisor"

"SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger"

"SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger"

"SPECIAL FACTORS — Projected Financial Information"

"SPECIAL FACTORS — Effects of the Merger – Primary Benefits and Detriments of the Merger"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger"

"THE SETTLEMENT AGREEMENT"

"ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014" and

"ANNEX C: OPINION OF FINANCIAL ADVISOR, CENTERBOARD SECURITIES, LLC DATED AS OF FEBRUARY 24, 2014"

(c)   *Approval of Security Holders.* The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"QUESTIONS AND ANSWERS ABOUT THE MERGER"

"SPECIAL FACTORS — Recommendation of the Board of Directors"

"THE SETTLEMENT AGREEMENT — Conditions of the Settlement Agreement" and

"THE MERGER AGREEMENT — Conditions to Completion of the Merger"

(d)   *Unaffiliated Representative.* The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Recommendation of the Board of Directors"

"SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors"

"SPECIAL FACTORS — Opinion of Financial Advisor"

"SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger"

"SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger"

"SPECIAL FACTORS — Effects of the Merger — Primary Benefits and Detriments of the Merger"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger"

"THE SETTLEMENT AGREEMENT — Reasons for the Settlement"

"THE SETTLEMENT AGREEMENT — Final Settlement Hearing"

"ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014" and

"ANNEX C: OPINION OF FINANCIAL ADVISOR, CENTERBOARD SECURITIES, LLC DATED AS OF FEBRUARY 24, 2014

(e)   *Approval of Directors.* The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Recommendation of the Board of Directors"

"SPECIAL FACTOR — Reasons for Recommending Approval of the Merger"

"SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger" and

"SPECIAL FACTORS — Interests of Certain Persons in the Merger"

(f)   *Other Offers.* The information set forth under the caption "SPECIAL FACTORS—Background of the Merger" in the Information Statement is incorporated herein by reference.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M-A Item 1015

(a)–(b)   *Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.* The presentation of Centerboard Securities, LLC to the Board of Directors of Realty Capital, dated February 24, 2014, is attached hereto as Exhibit (c)(2) and is incorporated herein by reference. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Recommendation of the Board of Directors"

"SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors"

"SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger"

"SPECIAL FACTORS — Opinion of Financial Advisor"

"SPECIAL FACTORS — Estimated Fees and Expenses"

12

"THE SETTLEMENT AGREEMENT — Reasons for the Settlement"

"THE SETTLEMENT AGREEMENT — Final Settlement Hearing"

"ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014"

"ANNEX C - OPINION OF FINANCIAL ADVISOR, CENTERBOARD SECURITIES, LLC DATED AS OF FEBRUARY 24, 2014"

The written opinion of Centerboard Securities, LLC is attached to the Information Statement as <u>Annex C</u> and is incorporated herein by reference.

(c) *Availability of Documents*. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of NLP during its regular business hours by any interested Unitholder of NLP.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

(a)–(b) *Source of Funds; Conditions*. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger"

"SPECIAL FACTORS — Financing of the Merger"

"THE SETTLEMENT AGREEMENT — Terms of the Settlement Agreement"

"THE SETTLEMENT AGREEMENT — Conditions of the Settlement Agreement"

"THE SETTLEMENT AGREEMENT — Final Settlement Hearing"

"THE SETTLEMENT AGREEMENT — Order and Final Judgment" and

"THE MERGER AGREEMENT — Conditions to Completion of the Merger"

(c) *Expenses.* The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Financing of the Merger" and

"SPECIAL FACTORS — Estimated Fees and Expenses"

(d)   *Borrowed Funds*. The information set forth under the caption "SPECIAL FACTORS—Financing of the Merger" in the Information Statement is incorporated herein by reference.

ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a)-(b)   *Securities Ownership; Securities Transactions*. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger"

"SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and

"CERTAIN PURCHASES AND SALES OF UNITS"

ITEM 12.   THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012

(d)-(e)   *Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others*. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"SUMMARY TERM SHEET"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger"

"SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger"

"SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger" and

"THE MERGER AGREEMENT — Recommendation"

ITEM 13.   FINANCIAL STATEMENTS.

Regulation M-A Item 1010

(a)   *Financial Information.* The information set forth under the captions "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "ADDITIONAL INFORMATION" in the Information Statement is incorporated herein by reference. NLP's audited financial statements as of and for the years ended December 31, 2013 and 2012, set forth in Item 8 of its Annual Report on Form 10-K for the year ended December 31, 2013, are incorporated herein by reference.

(b)   *Pro Forma Information.* Not applicable.

ITEM 14.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

(a)-(b) *Solicitations or Recommendations; Employees and Corporate Assets*. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

"QUESTIONS AND ANSWERS ABOUT THE MERGER — Who Can Help Answer My Questions?"

"SPECIAL FACTORS — Background of the Merger"

"SPECIAL FACTORS — Recommendation of the Board of Directors"

"SPECIAL FACTORS — Opinion of Financial Advisor"

"SPECIAL FACTORS — Interests of Certain Persons in the Merger" and

"SPECIAL FACTORS — Estimated Fees and Expenses"

ITEM 15.   ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(b)   *Golden Parachute Compensation*. Not applicable.

(c)   *Other Material Information*. The information set forth in the Information Statement and annexes thereto is incorporated herein by reference.

ITEM 16.   EXHIBITS.

Regulation M-A Item 1016

Exhibit No.	**Description**
(a)(1)	Information Statement of NTS Realty Holdings Limited Partnership (incorporated by reference to the Information Statement of NTS Realty Holdings Limited Partnership filed with the Securities and Exchange Commission on March 17, 2014).

(a)(2)	Letter to NTS Realty Holdings Limited Partnership unitholders (included with the Information Statement filed herewith as Exhibit (a)(1)).
(c)(1)	Opinion of Centerboard Securities, LLC to the board of directors of NTS Realty Capital, Inc., dated February 24, 2014 (included as <u>Annex C</u> of the Information Statement filed herewith as Exhibit (a)(1)).
(c)(2)	Materials presented by Centerboard Securities, LLC to the board of directors of NTS Realty Capital, Inc. on February 24, 2014.
(d)(1)	Agreement and Plan of Merger, dated February 25, 2014, among NTS Merger Parent, LLC, NTS Merger Sub, LLC, NTS Realty Capital, Inc. and NTS Realty Holdings Limited Partnership (included as <u>Annex A</u> of the Information Statement filed herewith as Exhibit (a)(1)).
(d)(2)	Stipulation and Agreement of Compromise, Settlement and Release, dated February 4, 2014, by and among J.D. Nichols, Brian Lavin, NTS Realty Capital, Inc., NTS Realty Holdings Limited Partnership, NTS Merger Parent, LLC, Mark Anderson, John Daly, John Lenihan and plaintiffs in the Kentucky Action and the Delaware Action (included as <u>Annex B</u> of the Information Statement filed herewith as Exhibit (a)(1)).
(f)	None.
(g)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2014

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: **NTS Realty Capital, Inc.,**
its managing general partner

By: */s/ Gregory A. Wells*
Name: Gregory A. Wells
Title: Executive Vice President and Chief Financial Officer

Date: March 17, 2014

NTS REALTY CAPITAL, INC.

By: */s/ Gregory A. Wells*
Name: Gregory A. Wells
Title: Executive Vice President and Chief Financial Officer

Date: March 17, 2014

NTS MERGER PARENT, LLC

By: */s/ Brian F. Lavin*
Name: Brian F. Lavin
Title: Manager

Date: March 17, 2014

NTS MERGER SUB, LLC

By: */s/ Brian F. Lavin*
Name: Brian F. Lavin
Title: Manager

Date: March 17, 2014

J.D. NICHOLS

/s/ J.D. Nichols
J.D. Nichols

Date: March 17, 2014

BRIAN F. LAVIN

/s/ Brian F. Lavin
Brian F. Lavin

Exhibit Index

Exhibit No.	Description
(a)(1)	Information Statement of NTS Realty Holdings Limited Partnership (incorporated by reference to the Information Statement of NTS Realty Holdings Limited Partnership filed with the Securities and Exchange Commission on March 17, 2014).
(a)(2)	Letter to NTS Realty Holdings Limited Partnership unitholders (included with the Information Statement filed herewith as Exhibit (a)(1)).
(c)(1)	Opinion of Centerboard Securities, LLC to the board of directors of NTS Realty Capital, Inc., dated February 24, 2014 (included as Annex C of the Information Statement filed herewith as Exhibit (a)(1)).
(c)(2)	Materials presented by Centerboard Securities, LLC to the board of directors of NTS Realty Capital, Inc. on February 24, 2014.
(d)(1)	Agreement and Plan of Merger, dated February 25, 2014, among NTS Merger Parent, LLC, NTS Merger Sub, LLC, NTS Realty Capital, Inc. and NTS Realty Holdings Limited Partnership (included as Annex A of the Information Statement filed herewith as Exhibit (a)(1)).
(d)(2)	Stipulation and Agreement of Compromise, Settlement and Release, dated February 4, 2014, by and among J.D. Nichols, Brian Lavin, NTS Realty Capital, Inc., NTS Realty Holdings Limited Partnership, NTS Merger Parent, LLC, Mark Anderson, John Daly, John Lenihan and plaintiffs in the Kentucky Action and the Delaware Action (included as Annex B of the Information Statement filed herewith as Exhibit (a)(1)).
(f)	None.
(g)	None.

EXHIBIT 99.c2

Project Northstar

Discussion Materials

February 24, 2014



CENTERBOARD SECURITIES

Disclaimer

This presentation was prepared on a confidential basis for the use of the Board of Directors of NTS Realty Capital, Inc. (the "Board of Directors") to evaluate the fairness from a financial point of view of the transaction described herein. This presentation is not a recommendation to take any action with respect to any transaction or intended to provide the sole basis for any decision on any transaction. This presentation is subject to the assumptions, qualifications and limitations set forth herein and in the form of our fairness opinion letter separately provided to you. The recipient should make its own independent business decision with respect to a transaction based on all other information, advice, and its own judgment.

In this presentation, Centerboard Securities, LLC ("Centerboard"), at the Board of Directors' direction, has relied on certain estimates, projections, and other forward-looking information with respect to NTS Realty Holdings Limited Partnership (the "Partnership") and other parties involved in the transaction described herein, which information was provided to Centerboard by management of the Partnership. Centerboard has not assumed any responsibility for independently verifying any such information, and makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information. This presentation speaks only as of its date and Centerboard assumes no obligation to update it or to advise any person that its conclusions or advice has changed.

This presentation is confidential, has not been prepared with a view toward public disclosure under any securities laws or otherwise, and may not be disclosed to any other person or relied upon without the prior written consent of Centerboard.

CENTERBOARD SECURITIES

Table of Contents

CENTERBOARD SECURITIES

Section I: Transaction Summary



Summary Terms

Transaction Consideration	▪ $7.50 per Unit, plus a pro rata share of the settlement payment of $7,401,487 (the "Settlement Payment") less fees, expenses and an incentive award payable to plaintiffs' counsel, if any, as awarded by the Court ▪ All outstanding units (including phantom units) other than those owned by J.D. Nichols and Brian Lavin (the "Purchasing Group")
Transaction Structure	▪ Statutory merger of wholly owned merger sub controlled by the Purchasing Group with and into the Partnership
Reps and Warranties	▪ Minimal reps and warranties by the Partnership ▪ No survival post-closing
Key Conditions	▪ Unitholder Approvals ▪ Final Approval of the Settlement Agreement ▪ Other standard conditions (truthfulness of reps and warranties, performance of covenants, no injunction)
Non-Solicit Provisions	▪ Partnership agrees not to (i) initiate, solicit, encourage or facilitate any inquiries, proposals or offers, (ii) engage in any negotiations or provide any non-public information, or (iii) approve, endorse, recommend or enter into any agreement, with respect to an Alternative Proposal ▪ The Board of Directors shall not withdraw, modify or qualify in a manner adverse to Parent, or resolve to or publicly propose to withdraw, modify or qualify in a manner adverse to Parent, its approval of the Merger ▪ The Board of Directors shall not approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any Alternative Proposal or enter into a definitive agreement with respect to an Alternative Proposal
Definitions	▪ "Alternative Proposal" defined as any inquiry, proposal or offer that could reasonably be expected to lead to (i) a merger or other business combination involving any Partnership entity, (ii) the issuance by the Partnership of any general partner interest or any class of equity interest constituting more than 30% of such class, or (iii) the acquisition of any general partner interest or any class of equity interest constituting more than 30% of such class or more than 30% of the consolidated total assets
Termination Fee	▪ None

CENTERBOARD SECURITIES

Implied Multiples and Cap Rates

		Proposed Transaction	
	Statistic	**Gross Consideration**[1]	**Potential Net Consideration**[2]
Consideration Per Unit		$9.25	$8.73
Units Outstanding		11.1	11.1
Equity Value		$102.6	$96.9
Plus: Deferred Compensation[3]		1.4	1.3
Plus: Allocated Debt		267.9	267.9
Less: Cash		(1.5)	(1.5)
Total Enterprise Value		$370.5	$364.6
Plus: Net Adjustments[4]		24.0	24.0
Total Operating Real Estate Value		**$394.5**	**$388.7**
Price Per Unit as a Multiple of:			
2013 FFO / unit	$0.86	10.8x	10.2x
Price Per Unit as a Multiple of:			
2013 AFFO / unit	$0.57	16.1x	15.2x
Cap Rate as Implied by:			
2013 Allocated NOI	$29.0	7.4%	7.5%
2013 Adjusted Allocated NOI	$29.7	7.5%	7.6%

(1) Includes Original Merger Consideration of $7.50 per unit plus the Settlement Payment.
(2) Potential net consideration to be received by Unitholders (other than the Purchasing Group), assuming 30% of the Settlement Payment is paid to plaintiffs' counsel as an incentive award.
(3) Based on 154,273 phantom units as of 12/31/2013.
(4) Adjusted for current assets, prepaid insurance, current liabilities, accrued property taxes, mark to market of debt, future capital expenditures, value of commercial development (Campus One and Campus Two) and value of multifamily development (Willows).


CENTERBOARD SECURITIES

Section II: Overview of Northstar



Overview of Northstar

Stock Chart



Enterprise Value

$ in millions except per unit data

Price per Unit [1]	$8.38
Units Outstanding	11.1
Equity Value	$93.0
Plus: Deferred Compensation [2]	1.3
Plus: Allocated Debt	267.9
Less: Cash	(1.5)
Enterprise Value	**$360.7**

Note: Balance sheet data as of 12/31/13
(1) As of 2/21/14.
(2) Based on 154,273 phantom units as of 12/31/13.

Allocated 2013 NOI by Sector



Office $3.6 million — 12.5%
Retail $0.5 million — 1.6%
Multifamily $24.9 million — 85.9%

Project Northstar | Page 8

Allocated 2013 NOI by State



VA $2.7 million — 9.2%
FL $4.7 million — 16.4%
GA $0.6 million — 2.0%
IN $4.3 million — 15.0%
KY $8.1 million — 28.0%
TN $8.5 million — 29.3%



CENTERBOARD SECURITIES

Summary of Key Drivers and Financial Metrics









(1) Same-Property year over year growth rates.

**CENTERBOARD
SECURITIES**

Repairs & Maintenance Analysis

Commercial	Repairs & Maintenance Percentage of Rent Possible								7-year avg. [1]
	2006	2007	2008	2009	2010	2011	2012	2013	
1 NTS Center	6%	5%	8%	5%	5%	7%	6%	7%	6%
2 Clarke American	2%	2%	4%	4%	3%	2%	7%	5%	4%
3 Lakeshore Business Center Phase I	11%	10%	10%	12%	12%	13%	17%	10%	12%
4 Lakeshore Business Center Phase II	9%	7%	9%	12%	10%	9%	14%	7%	10%
5 Lakeshore Business Center Phase III	6%	8%	8%	12%	10%	12%	13%	10%	10%
6 Peachtree Corporate Center	5%	4%	3%	5%	5%	11%	6%	7%	6%
7 Bed, Bath & Beyond	4%	4%	4%	8%	4%	5%	4%	5%	5%
8 Springs Station	4%	3%	4%	9%	6%	6%	4%	5%	5%
Total:	**7%**	**6%**	**7%**	**8%**	**7%**	**9%**	**10%**	**7%**	**8%**

Multifamily	Repairs & Maintenance Percentage of Rent Possible								7-year avg. [1]
	2006	2007	2008	2009	2010	2011	2012	2013	
9 Park Place Apartments	14%	15%	10%	10%	11%	23%	25%	18%	16%
10 The Willows of Plainview Apartments	13%	14%	25%	13%	21%	14%	15%	12%	16%
11 Willow Lake Apartments	16%	16%	23%	13%	13%	26%	13%	15%	17%
12 The Lakes Apartments	11%	11%	10%	9%	22%	14%	9%	8%	12%
13 The Grove at Richland Apartments	5%	6%	5%	5%	7%	13%	9%	7%	8%
14 The Grove at Whitworth Apartments	5%	7%	6%	5%	8%	13%	20%	7%	10%
15 The Grove at Swift Creek Apartments	7%	7%	7%	8%	12%	14%	9%	9%	10%
16 Castle Creek Apartments	7%	7%	8%	10%	7%	10%	9%	11%	9%
17 Lake Clearwater Apartments	7%	8%	8%	7%	15%	12%	10%	11%	10%
18 Parks Edge Apartments at Shelby Farms	N/A	N/A	7%	8%	8%	16%	11%	12%	10%
19 Golf Brook Apartments	N/A	N/A	N/A	24%	25%	18%	20%	14%	11%
20 Sabal Park Apartments	N/A	N/A	N/A	14%	26%	23%	22%	17%	11%
21 Lakes Edge Apartments	N/A	N/A	N/A	N/A	N/A	18%	11%	10%	11%
22 The Overlook at St. Thomas Apartments	N/A	11%	10%	10%	12%	15%	25%	25%	15%
23 Creek's Edge at Stony Point Apartments	N/A	5%	5%	5%	8%	6%	8%	5%	6%
Total:	**9%**	**10%**	**10%**	**9%**	**13%**	**16%**	**15%**	**13%**	**11%**
Grand Total:	**9%**	**9%**	**9%**	**9%**	**12%**	**15%**	**14%**	**12%**	**11%**

Note: Excludes Campus One.
(1) Golf Brook, Sabal Park and Lakes Edge set equal to Northstar Multifamily 7-year average.

CENTERBOARD
SECURITIES

Adjusted Allocated NOI Analysis

Commercial	Ownership	Allocated NOI 2013	R&M[1] Adjustment	Adjusted Allocated NOI 2013
1 NTS Center	100%	$820,626	$5,786	$826,412
2 Clarke American	100%	351,228	4,859	356,087
3 Lakeshore Business Center Phase I	100%	900,794	(20,500)	880,294
4 Lakeshore Business Center Phase II	100%	679,363	(36,562)	642,801
5 Lakeshore Business Center Phase III	100%	281,450	(2,684)	278,766
6 Peachtree Corporate Center	100%	592,028	14,965	606,993
7 Bed, Bath & Beyond	100%	351,849	(234)	351,615
8 Springs Station	100%	124,637	(1,922)	122,715
Total:		**$4,101,975**	**($36,291)**	**$4,065,684**
NOI Margin		*51%*		*51%*

Multifamily	Ownership	Allocated NOI 2013	R&M[1] Adjustment	Adjusted Allocated NOI 2013
9 Park Place Apartments	100%	$2,794,968	$153,252	$2,948,221
10 The Willows of Plainview Apartments	100%	1,981,497	(77,939)	1,903,558
11 Willow Lake Apartments	100%	939,895	3,903	943,797
12 The Lakes Apartments	100%	1,046,684	(58,357)	988,328
13 The Grove at Richland Apartments	100%	3,231,059	31,697	3,262,756
14 The Grove at Whitworth Apartments	100%	3,232,701	(70,769)	3,161,932
15 The Grove at Swift Creek Apartments	100%	1,681,893	7,241	1,689,134
16 Castle Creek Apartments	100%	1,323,112	102,798	1,425,910
17 Lake Clearwater Apartments	100%	1,035,339	51,726	1,087,065
18 Parks Edge Apartments at Shelby Farms	100%	2,047,615	146,756	2,194,371
19 Golf Brook Apartments	51%	806,183	(45,461)	760,722
20 Sabal Park Apartments	51%	431,881	(10,663)	421,218
21 Lakes Edge Apartments	74%	1,652,479	13,163	1,665,642
22 The Overlook at St. Thomas Apartments	60%	1,703,987	441,830	2,145,816
23 Creek's Edge at Stony Point Apartments	51%	995,193	962	996,155
Total:		**$24,904,487**	**$690,140**	**$25,594,627**
NOI Margin		*47%*		*49%*
Grand Total:		**$29,006,462**	**$653,849**	**$29,660,310**
NOI Margin		*48%*		*49%*

Note: Excludes Campus One.
(1) Adjusted to reflect R&M 7-year average (2007 – 2013).

CENTERBOARD SECURITIES

Section III: Financial Analysis



Summary Reference Range



Selected Publicly Traded Company Analysis
- P/2013 FFO: 13.0x to 15.0x
- P/2013 AFFO: 15.0x to 16.0x

$8.50 $13.00

NAV Analysis
- Price Per Door: $87,000 to $100,000
- Cap Rate (2013 NOI): 6.7% to 7.7%
- Cap Rate (Adjusted 2013 NOI): 6.8% to 7.9%

$7.75 $12.75

DCF Analysis
- Terminal exit cap rate: 7.0% to 8.0%
- Discount rate: 11.0%
- NOI 5-year CAGR: 2.8%

$7.75 $11.00

Gross Transaction Consideration: $9.25

CENTERBOARD SECURITIES



CONFIDENTIAL

Selected Publicly Traded Company Analysis

Company	Share Price as of 2/21/14	In-Place NOI	Div / share Annual	FFO / share 2013E	FFO / share 2014E	AFFO / share 2013E	AFFO / share 2014E	Implied Cap Rate	Div. yield Annual	FFO Multiple 2013E	FFO Multiple 2014E	AFFO Multiple 2013E	AFFO Multiple 2014E
Associated Estates Realty	$17.22	$97.4	$0.76	$1.26	$1.30	$1.09	$1.15	7.3%	4.4%	13.7x	13.2x	15.8x	15.0x
Mid-America [1]	$67.79	$568.9	$2.92	$4.27	$5.30	$4.20	$4.44	6.9%	4.3%	15.9x	12.8x	16.1x	15.3x
Average								7.1%	4.4%	14.8x	13.0x	16.0x	15.1x
Median								7.1%	4.4%	14.8x	13.0x	16.0x	15.1x
High								7.3%	4.4%	15.9x	13.2x	16.1x	15.3x
Low								6.9%	4.3%	13.7x	12.8x	15.8x	15.0x
Northstar	**$8.38**	**$29.0**	**$0.20**	**$0.86**	**N/A**	**$0.57**	**N/A**	**7.6%**	**2.4%**	**9.8x**	**N/A**	**14.6x**	**N/A**

Company	Share Price as of 2/21/14	In-Place NOI	Div / share Annual	FFO / share 2013E	FFO / share 2014E	AFFO / share 2013E	AFFO / share 2014E	Implied Cap Rate	Div. yield Annual	FFO Multiple 2013E	FFO Multiple 2014E	AFFO Multiple 2013E	AFFO Multiple 2014E
Highwoods Properties	$37.37	$407.7	$1.70	$2.78	$2.90	$1.86	$1.94	7.0%	4.5%	13.4x	12.9x	20.1x	19.3x

Source: Company Filings and Wall Street Research
Note: Balance Sheet data as of most recent filings.
(1) Merger of Mid-America and Colonial Properties Trust completed on 10/1/13.

CENTERBOARD SECURITIES



Net Asset Value Analysis

Commercial Properties	Location	Year Built	SF	Own %	2013 - 100% NOI (Adj.)	Cap Rate Low	Cap Rate High	Value Estimate Low	Value Estimate High	Implied Price /SF Low	Implied Price /SF High
Office											
1 NTS Center	Louisville, KY	1977	126,682	100%	$0.83	8.00%	9.00%	$9.2	$10.3	$72	$77
2 Clarke American	Louisville, KY	2000	50,000	100%	0.36	8.00%	10.00%	3.6	4.5	71	79
3 Lakeshore Business Center Phase I	Fort Lauderdale, FL	1986	100,214	100%	0.88	8.00%	10.00%	8.8	11.0	88	98
4 Lakeshore Business Center Phase II	Fort Lauderdale, FL	1989	95,941	100%	0.64	8.00%	10.00%	6.4	8.0	67	74
5 Lakeshore Business Center Phase III	Fort Lauderdale, FL	2000	38,825	100%	0.28	8.00%	9.00%	3.1	3.5	80	84
6 Peachtree Corporate Center	Atlanta, GA	1979	198,852	100%	0.61	8.00%	10.00%	6.1	7.6	31	34
Total Office	**6 Properties**	*24 years*	**610,514**		**$3.59**	**8.00%**	**9.67%**	**$37.1**	**$44.9**	**$61**	**$67**
Retail											
7 Bed, Bath & Beyond	Louisville, KY	1999	34,953	100%	$0.35	8.00%	9.00%	$3.9	$4.4	$112	$118
8 Springs Station	Louisville, KY	2001	12,039	100%	0.12	8.00%	9.00%	1.4	1.5	113	120
Total Retail	**2 Properties**	*12 years*	**46,992**		**$0.47**	**8.00%**	**9.00%**	**$5.3**	**$5.9**	**$112**	**$119**
Multifamily Properties	**Location**	**Year Built**	**Units**	**Own %**	**2013 - 100% NOI (Adj.)**	**Cap Rate Low**	**Cap Rate High**	**Value Estimate Low**	**Value Estimate High**	**Implied Price / Door Low**	**Implied Price / Door High**
9 Park Place Apartments	Lexington, KY	2000	464	100%	$2.95	6.95%	7.95%	$37.1	$42.4	$79,924	$91,423
10 The Willows of Plainview Apartments	Louisville, KY	1988	310	100%	1.90	6.70%	7.70%	24.7	28.4	79,747	91,649
11 Willow Lake Apartments	Indianapolis, IN	1985	207	100%	0.94	6.95%	7.95%	11.9	13.6	57,351	65,603
12 The Lakes Apartments	Indianapolis, IN	1997	232	100%	0.99	7.20%	8.20%	12.1	13.7	51,952	59,167
13 The Grove at Richland Apartments	Nashville, TN	1998	292	100%	3.26	6.20%	7.20%	45.3	52.6	155,192	180,223
14 The Grove at Whitworth Apartments	Nashville, TN	1994	301	100%	3.16	6.20%	7.20%	43.9	51.0	145,899	169,432
15 The Grove at Swift Creek Apartments	Richmond, VA	2000	240	100%	1.69	6.70%	7.70%	21.9	25.2	91,403	105,046
16 Castle Creek Apartments	Indianapolis, IN	1999	276	100%	1.43	6.95%	7.95%	17.9	20.5	64,985	74,336
17 Lake Clearwater Apartments	Indianapolis, IN	1999	216	100%	1.09	6.95%	7.95%	13.7	15.6	63,305	72,413
18 Parks Edge Apartments at Shelby Farms	Memphis, TN	2007	450	100%	2.19	7.20%	8.20%	26.8	30.5	59,468	67,728
19 Golf Brook Apartments	Orlando, FL	1988	195	51%	1.49	6.20%	7.20%	20.7	24.1	106,240	123,376
20 Sabal Park Apartments	Orlando, FL	1986	162	51%	0.83	6.20%	7.20%	11.5	13.3	70,809	82,230
21 Lakes Edge Apartments	Orlando, FL	2000	362	74%	2.27	6.70%	7.70%	29.4	33.8	81,301	93,435
22 The Overlook at St. Thomas Apartments	Louisville, KY	1991	484	60%	3.58	6.70%	7.70%	46.4	53.4	95,963	110,286
23 Creek's Edge at Stony Point Apartments	Richmond, VA	2006	202	51%	1.95	6.70%	7.70%	25.4	29.2	125,578	144,321
Total Multifamily (Weighted Average)	**15 Properties**	*16 years*	**3,830**		**$25.59**	**6.66%**	**7.66%**	**$334.1**	**$384.4**	**$87,248**	**$100,384**
Total Operating Real Estate (Weighted Average)	**23 Properties**	*18 years*			**$29.66**	**6.81%**	**7.88%**	**$376.5**	**$435.2**		
Plus: Value of Commercial Development (Campus One) [1]								2.2	2.2		
Plus: Value of Commercial Development (Campus Two)								0.6	0.6		
Plus: Value of Multifamily Development (Willows)								0.5	0.5		
Plus: Cash								1.5	1.5		
Plus: Current Assets								4.1	4.1		
Plus: Prepaid Insurance								0.7	0.7		
Less: Current Liabilities								(5.4)	(5.4)		
Less: Accrued Property Taxes								(2.7)	(2.7)		
Less: Debt (Attributable to NLP)								(267.9)	(267.9)		
Less: Mark to Market of Debt [2]								(14.0)	(14.0)		
Less: Deferred Compensation [3]								(1.2)	(2.0)		
Less: Capital Deduct for future CapEx								(10.0)	(10.0)		
Net Asset Value								**$84.9**	**$142.8**		
Units Outstanding								*11.1*	*11.1*		
Net Asset Value Per Unit								**$7.65**	**$12.87**		

Note: Balance Sheet data as of 12/31/2013.
(1) Equity valuation based on 2013 NOI of $1.4MM (93% occupancy as of 12/31/2013) capped at 6.5% less $17.2MM debt as of 12/31/2013. NTS has a 49% interest.
(2) Based on analysis prepared by Management.
(3) Based on 154,273 phantom units as of 12/31/2013.

CENTERBOARD SECURITIES

Discounted Cash Flow Analysis

	2013[1]	Hypothetical Performance					
		2014	2015	2016	2017	2018	5yr CAGR
Allocated NOI (Continuing Operations)	$29.0	$30.3	$31.3	$31.8	$32.4	$33.4	
Industry NOI Growth [2]		4.3%	3.3%	1.9%	1.7%	3.0%	2.8%
Less: Corporate G&A [3]	(3.2)	(3.3)	(3.4)	(3.5)	(3.6)	(3.7)	
Less: Estimated Maintenance Capital Expenditures [4]	(3.1)	(3.6)	(3.8)	(3.8)	(3.9)	(4.0)	
Less: Change in Net Working Capital		(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	
Less: Income Taxes	0.0	0.0	0.0	0.0	0.0	0.0	
Unleveraged Free Cash Flow	$22.7	$23.3	$24.1	$24.5	$24.9	$25.6	

	Terminal Capitalization Rate		
	7.00%	7.50%	8.00%
Sum of PV of Cash Flows (11% discount rate)	$94.9	$94.9	$94.9
PV of Terminal Value (11% discount rate)	291.3	271.9	254.9
Enterprise Value	$386.2	$366.8	$349.8
Less: Debt	(255.8)	(255.8)	(255.8)
Less: Debt Adjustment for Joint Ventures	(12.1)	(12.1)	(12.1)
Less: Deferred Compensation [5]	(1.7)	(1.4)	(1.2)
Plus: Cash	1.5	1.5	1.5
Plus: Value of Office Develop. (Campus One & Two)	2.8	2.8	2.8
Plus: Value of Multifamily Develop. (Willows)	0.5	0.5	0.5
Implied Equity Value	$121.3	$102.2	$85.4
Units outstanding	11.1	11.1	11.1
Implied Equity Value per Unit	$10.93	$9.21	$7.70

DCF Value Per Unit Sensitivity

		NOI 5-year CAGR		
		2.0%	2.8%	4.0%
Exit	7.0%	$9.60	$10.93	$12.66
Cap	7.5%	$7.94	$9.21	$10.83
	8.0%	$6.49	$7.70	$9.24

(1) 2013 actuals per Management.
(2) Per Wall Street Research.
(3) Estimated annual growth of 3%.
(4) Estimated at 12% of NOI per Wall Street Research.
(5) Based on 154,273 phantom units as of 12/31/2013.

Project Northstar | Page 16

CENTERBOARD SECURITIES

Appendix: Supplemental Materials



FFO & AFFO Build-Up

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	2013
Consolidated Net Operating Income	$6,414,814	$6,362,351	$6,454,388	$6,749,995	$25,981,548
Professional and administrative expenses	332,497	177,685	429,337	313,173	1,252,692
Professional and administrative expenses reimbursed to affiliate	518,722	449,026	474,227	511,025	1,953,000
Consolidated EBITDA	5,563,595	5,735,640	5,550,824	5,925,797	22,775,856
Interest Expense	(3,419,209)	(3,433,832)	(3,443,661)	(3,414,550)	(13,711,252)
Interest and Other Income	20,000	8,162	10,738	96,870	135,770
FFO attributed to Minority Interest	(260,594)	(241,011)	(256,141)	(275,316)	(1,033,063)
FFO from Unconsolidated JVs / Tenants In Common	470,709	397,181	160,053	301,308	1,329,250
FFO	**$2,374,501**	**$2,466,140**	**$2,021,812**	**$2,634,109**	**$9,496,561**
per LP unit	$0.21	$0.22	$0.18	$0.24	$0.86
Notional Maintenance CapEx Estimate (12% NOI)	(769,778)	(763,482)	(774,527)	(809,999)	(3,117,786)
AFFO	**$1,604,723**	**$1,702,657**	**$1,247,286**	**$1,824,109**	**$6,378,776**
per LP unit	$0.14	$0.15	$0.11	$0.16	$0.57
Limited Partnership Units Outstanding	*11,095,274*	*11,095,274*	*11,095,274*	*11,095,274*	*11,095,274*

Source: Company Filings and Management
Note: Adjusted for one-time items (settlement proceeds, professional and administrative expense related to the going private transaction).


CENTERBOARD SECURITIES

WACC Calculation

Company	Symbol	Share Price as of 2/21/14	Market Value of Equity	Debt to Market Value of Equity	Debt to Total Capital	Tax Rate	Levered Beta	Unlevered Beta
Associated Estates Realty	AEC	$17.22	806	65.5%	39.4%	0%	0.82	0.50
Mid-America	MAA	$67.79	5,069	59.9%	36.7%	0%	0.84	0.53
Highwoods Properties	HIW	$37.37	3,446	66.7%	39.8%	0%	1.11	0.67
Mean			3,107	64.0%	38.6%		0.92	0.56
Median			3,446	65.5%	39.4%		0.84	0.53
High			5,069	66.7%	39.8%		1.11	0.67
Low			806	59.9%	36.7%		0.82	0.50

Weighted Average Cost of Capital (WACC) Assumptions	
Risk Free Rate (R_f) [1]	3.42%
Equity Risk Premium $(R_m - R_f)$ [2]	6.70%
Unlevered Beta	0.56
Relevered Beta	2.25
Size Premium [2]	11.65%
Cost of Equity (K_e)	30.14%
% Debt [3]	75.00%
% Equity	25.00%
Pre-Tax Cost of Debt [4]	4.54%
Tax Rate	0.00%
After-Tax Cost of Debt (K_d)	4.54%

WACC Based on Selected Company Average Unlevered Beta	
	10.94%

Formulas:

Capital Asset Pricing Model (CAPM):

$$K_e = R_f + \beta * (R_m - R_f) + \text{Size Premium}$$

Unlevering / Relevering Beta:

$$\beta_u = \beta_l / [1 + (1-t) * (D/E)]$$
$$\beta_l = \beta_u * [1 + (1-t) * (D/E)]$$

Weighted Average Cost of Capital (WACC):

$$\text{WACC} = (D/TC) * K_d * (1-t) + (E/TC) * K_e$$

Source: Public Filings and Thomson Reuters
(1) Based on 20-year U.S. Treasury yield as of 02/19/2014.
(2) Source: Ibbotson Associates 2012.
(3) Assumes optimal debt/capital structure.
(4) Equals 10-year treasury + 1.85% per Cushman Wakefield's February 11, 2014 capital markets update.

CENTERBOARD SECURITIES

U.S. Apartment Same-Property NOI Growth



Source: Wall Street Research

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CENTERBOARD
SECURITIES